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                             June 27, 2024

       Lina Liu
       Chief Financial Officer
       Yubo International Biotech Ltd
       Room 105, Building 5, 31 Xishiku Avenue
       Xicheng District, Beijing, China 100034

                                                        Re: Yubo International
Biotech Ltd
                                                            Form 10-K filed
April 12, 2024
                                                            Response filed June
7, 2024
                                                            File No. 000-21320

       Dear Lina Liu:

              We have reviewed your June 7, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23,
       2024 letter.

       Form 10-K for the Year Ended December 31, 2023

       Part I, Item 1. Business, page 1

   1. We note your proposed disclosure in future filings in response to our prior comment 6 that
                                                        Yubo Beijing    has not
been involved in any investigations on cybersecurity review
                                                        initiated by the CAC
and has not received    any official inquiry, notice, warning, or
                                                        sanctions regarding
cybersecurity and overseas listing from CAC, CSRC or any other
                                                        PRC authorities.    In
future filings, please revise your disclosure to clearly state whether you, your subsidiaries,
or VIEs are covered by permission requirements from the CSRC,
                                                        CAC or any other
governmental agency that is required to approve the VIE   s operations,
                                                        and state affirmatively
whether you have received all requisite permissions or approvals and whether any
permissions or approvals have been denied. We refer to your response to prior comment 6 that
you believe that you, your subsidiaries and Yubo Beijing    are not
                                                        required to obtain
permissions from the CSRC    with respect to the operation of your
 Lina Liu
Yubo International Biotech Ltd
June 27, 2024
Page 2
         businesses and previous offering of Company   s Class A common stock
to the investors
         and are    not subject to cybersecurity review by the CAC or required to obtain permission
         or approval from other applicable PRC government authorities    with
respect to the
         operation of your business.
General

2. We note your proposed disclosure in response to prior comment 13 that your directors and executive officers are not residents in the United States and that significant parts of their assets are located outside of the United States. In future filings, please revise the
         Enforceability of Civil Liabilities section to clearly discuss the enforcement risks to civil liabilities due to your officers and directors being located in China or Hong Kong and identify each officer and/or director located in China or Hong Kong. Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at
202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                               Sincerely,
FirstName LastNameLina Liu
                                                               Division of
Corporation Finance
Comapany NameYubo International Biotech Ltd
                                                               Office of
Industrial Applications and
June 27, 2024 Page 2                                           Services
FirstName LastName